SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           SCHEDULE 13G
            Under the Securities Exchange Act of 1934
                        (Amendment No.  )*



                         (Name of Issuer)

                      OLD NATIONAL BANCORP

                 (Title of Class of Securities)

                     COMMON, NO PAR, VOTING

                         (CUSIP Number)

                           680033107
    Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person
   (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)  (See Rule 13d-7.)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 for the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
                            Notes).

CUSIP No.   680033107                     As of        12/31/97



     1)  Names of Reporting Persons' S.S. or I.R.S.
Identification Numbers of Above Persons

          OLD NATIONAL BANCORP    TIN 35-1539838

     2)  Check the Appropriate Box if a Member of a Group (See
Instructions)
           (a)X
           (b)



     3)  SEC Use Only

     4)  Citizenship or Place of Organization
          OLD NATIONAL BANCORP
          420 MAIN STREET
          EVANSVILLE, IN 47708   USA


Number of Shares Beneficially Owned by Each Reporting Person With
                     (Refers to Numbers 5-8)



     5) Sole Voting Power
          NONE



     6) Shared Voting Power
          NONE



     7) Sole Dispositive Power
          3,338,189



     8) Shared Dispositive Power
          283,182



     9) Aggregate Amount Beneficially Owned by Each Reporting
        Person
          3,621,371



     10) Check if the Aggregate Amount in Row (9) Excludes
         Certain Shares
          N/A



     11) Percent of Class Represented by Amount in Row 9
          13.4%               (27,027,148 SHARES OUTSTANDING)



     12) Type of Reporting Person (See instructions)
          HOLDING COMPANY



                           SCHEDULE 13G

Item 1(a) Name of Issuer:
               OLD NATIONAL BANCORP

Item 1(b) Address of Issuer's Principal Executive Offices:
               420 MAIN STREET
               EVANSVILLE, IN 47708

Item 2(a) Name of Person Filing:
               OLD NATIONAL BANCORP

Item 2(b) Address of Principal Business Office or, if none,
Residence:
               420 MAIN STREET
               EVANSVILLE, IN 47708

Item 2(c) Citizenship:
               USA

Item 2(d) Title of Class of Securities
               COMMON, NO PAR VOTING

Item 2(e) CUSIP Number:
               680033107

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

a)   [ ]  Broker of Dealer registered under section 15 of the Act
b)   [ ]  Bank as defined in section 3(a)(6) of the Act
c)   [ ]  Insurance Company as defined in section 3(a)(19) of the Act
d)   [ ]  Investment Company registered under section 8 of the
            Investment Company Act
e)   [ ]  Investment Adviser registered under section 203 of the
            Investment Advisers Act of 1940
f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income
          Security Act of 1974 or Endowment Fund;
          see section 240. 13d-1(b)(1)(ii)(F)
g)   [x]  Parent Holding Company, in accordance with
          section 240. 13d-1(b)(1)(ii)(G)
h)   [ ]  Group, in accordance with section 240.  13d-1(b)(1)(ii)(H)

Item 4.   Ownership

a)   Amount Beneficially Owned:
          3,621,371
b)   Percent of Class:
          13.4%
c)   Number of shares as to which such person has:

     (I)   sole power to vote or to direct the vote     0
     (ii)  shared power to vote or to direct the vote        0
     (iii) sole power to dispose or to direct the disposition
             of   3,338,189
     (iv) shared power to dispose or to direct the disposition of     283,182

Item 5.   Ownership of Five Percent or Less of a Class
          N/A

Item 6.   Ownership of More than Five Percent on Behalf of
            Another Person
          N/A


Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on By the
          Parent Holding Company
          OLD NATIONAL TRUST COMPANY

Item 8.   Identification and Classification of Members of the
            Group
          OLD NATIONAL TRUST COMPANY IS WHOLLY-OWNED SUBSIDARY OF
          OLD NATIONAL BANCORP

Item 9.   Notice of Dissolution of Group
          N/A

Item 10.  Certification

By signing below, I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


 s/s Ronald W. Vogel
_______________________________
Ronald W. Vogel, Vice President

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


February 13, 1998
___________________
Date


s/s Ronald W. Vogel
_____________________
Signature


OLD NATIONAL BANCORP

By:s/s Ronald W. Vogel
_______________________________
Ronald W. Vogel, Vice President